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                                   FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                   RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                   DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                   SECURITIES EXCHANGE ACT OF 1934

                                   SUBJECT COMPANY:  DEAN FOODS COMPANY
                                   COMMISSION FILE NO. 1-08262




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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION


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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.
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         The communication filed herewith is a letter delivered to certain employees of Suiza and its subsidiaries on April 5, 2001.

April 5, 2001

Dear Fellow Suiza Employee:

This morning, Suiza and Dean Foods announced plans to merge our two companies to create a leading processor, marketer and distributor of dairy and specialty food products.

This is an historic and exciting period in the development of our two companies. The new combined company, which will adopt the Dean Foods name, will have the geographic reach, management depth, and product mix necessary to compete against larger, more diversified food and beverage companies. The new company also will be committed to reversing declining fluid milk consumption -- a trend that has negatively impacted everyone in our industry, from producers, to processors, to distributors and retailers.

While there is very little overlap between Suiza's operations and those of Dean Foods, we have concluded that it will be necessary to divest a small number of plants in order to preempt potential regulatory concerns and ensure that this transaction is approved in a timely manner.

We have therefore agreed to divest a total of four Dean and two Suiza facilities in order to preserve strong competition in every market where the combined company will operate. These facilities are Coburg, H. Meyer, Cream O Weber, and the Barber, Birmingham, Alabama plant from Dean, and Velda Miami and Velda Winter Haven from Suiza.

These six facilities will be acquired by a newly-formed joint venture between Dairy Farmers of America (DFA), the nation's largest dairy farmer cooperative, and three experienced dairy processors -- Tex Beshears, Tracy Noll, and Alan Meyer. Once the merger is complete, all six plants will be combined with other dairy processing facilities to create a new company, which will be a strong multi-regional competitor.

The plants that will be acquired by the joint venture, including the Velda facilities, have played a key role in the success and development of our companies and we will miss having them as a part of our family. However, we concluded that by selling these facilities to DFA, we would ensure the continued viability of these operations and continued opportunities for the employees who work at those facilities.

As part of the divestiture agreement the joint venture has made a commitment to maintaining competitive compensation and benefits for all employees. Further details on their plans and programs will be forthcoming.

As the merger progresses I would like to ask you to play your part by remaining focused on what you do best -- making our daily operations a success, and continuing to provide our customers with the highest quality products and service in the industry. This merger is a complex transaction and we will be providing more information over the coming weeks. In the meantime, should you have any questions please ask your manager.

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I want to ensure you that Suiza Foods and the newly formed DFA joint venture are committed to working together to make the transition period as smooth and stable as possible. Attached you will find a press release containing further information about the merger.

Sincerely,

/s/ Gregg L. Engles

Gregg Engles